May 12, 2011

Via EDGAR

Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Health Care Services

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	Heckmann Corporation

Form 8-K

Filed March 14, 2011

Correspondence submitted March 21, 2011

File No. 001-33816

Dear Ms. Jenkins:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated May 3, 2011, to Richard J. Heckmann, Chief Executive Officer of Heckmann Corporation (“we,” “us”, or the “Company”) regarding Form 8-K, filed by the Company on March 14, 2011 (the “Form 8-K”).

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Staff Comment:

1. We note your explanation in the letter submitted March 21, 2011 that the balance sheet reclassification and adjustments to earnings and earnings per share are isolated and not pervasive to your financial statements in the interim periods ended June 30 and September 30, 2010. It appears to us that these adjustments were material and should have been included in the Item 4.02 (a) Form 8-K. Please revise your Form 8-K or file a new Form 8-K to disclose the impact of the correction in accounting for contingent consideration in the interim periods stated above. Alternatively, please provide us with an explanation why a revision is not necessary and include your assessment of materiality. See SAB Topic 1.M.

United States Securities and Exchange Commission

May 12, 2011

Company Response:

We direct your attention to our response to Staff comment #1 in our letter dated May 4, 2011. In that response letter we explained the qualitative and quantitative reasons why we believe our previously issued interim financial statements for the six months ended June 30, 2010 should not be rendered unreliable. In addition, we provided our assessment of materiality that analyzed both the qualitative and quantitative factors as described in SAB Topic 1.M. We reiterate that response in this letter with respect to our financial statements for the interim period ended June 30, 2010.

In response to the further question regarding the reliability of our previously issued interim financial statements for the period ended September 30, 2010, it is our belief that the same facts and circumstances regarding the qualitative and quantitative attributes of materiality contained in our response to Staff comment #1 in our letter dated May 4, 2011 apply to our financial statements for the interim period ended September 30, 2010. More specifically, in addition to the quantitative impacts to our net loss (21%) and net loss per common share (18%) for the nine months ended September 30, 2010, we considered the following quantitative impacts of the correction on other significant financial statement line items as of and for the nine months ended September 30, 2010, outlined in the table below (all amounts in thousands):

	As previously reported	Adjustment	As restated	% change
Total assets	$339,914	$—	$339,914	0.0%
Additional paid-in capital	746,726	(7,887)	738,839	1.1%
Accumulated deficit	(428,005)	3,867	(424,138)	0.9%
Total equity of Heckmann	298,255	(4,020)	294,235	1.3%
Total equity	299,754	(4,020)	295,734	1.3%
Loss from operations	(19,750)	—	(19,750)	0.0%

We also considered that the correction had no quantitative impact on the previously issued statements of cash flows or in any discussion on liquidity in our Management’s Discussion & Analysis of Financial Condition and Results of Operations since there was no effect on the statement of operations due to this non-operating, non-cash charge. The correction did not have an impact to other significant financial statement line items at a percentage level greater than 1.5%.

We also considered appropriate qualitative factors described below.

SAB Topic 1.M “Assessing Materiality” provides relevant quantitative and qualitative guidance to be applied to the facts of our situation in determining whether or not the previously issued financial statements should be rendered unreliable. SAB Topic 1.M states that both quantitative and qualitative factors need to be taken into consideration when assessing materiality. As described in SAB Topic 1.M:

United States Securities and Exchange Commission

May 12, 2011

“Quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant's financial statements. A matter is “material” if there is substantial likelihood that a reasonable person would consider it important.”

SAB Topic 1.M also refers to Statement of Financial Accounting Concepts No. 2 which defines materiality as follows: “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

In assessing materiality to determine whether or not the previously issued financial statements should be considered unreliable, we not only considered the relevant quantitative factors noted above, but also considered each of the specific qualitative factors outlined in SAB Topic 1.M:

1.	Was the misstatement subject to precise measurement? We concluded that the answer to this question was “no” since the misstatement related to contingent consideration which is measured utilizing “fair value” methodologies considering Level 3 inputs which require judgment on the part of management. Accordingly, the misstatement was not subject to precise measurement.

2.	Does the misstatement mask a change in earnings or other trends? We concluded that the answer to this question was “no” since the impact of the misstatement had no impact to the Company’s operations, balance sheet or other financial information for which earnings and operational trends are measured.

3.	Does the misstatement hide a failure to meet analyst's expectations? We concluded that the answer to this question was “no” since we do not and have not previously provided analysts with any guidance or expectations regarding net loss or net loss per share expected to be reported by the Company.

4.	Does the misstatement change a loss into income or vice versa? We concluded that the answer to this question was “no” since the impact of the misstatement was to reduce the net loss previously reported.

5.	Does the misstatement concern a segment or portion of the business playing a significant role in operations or profitability? We concluded that the answer to this question was “yes” since this misstatement did concern a segment or portion of our business. However, as we mentioned above, since this change did not impact gross profit or results from operations previously reported, we concluded that the previously reported financial statements were not misleading.

6.	Does the misstatement affect compliance with regulatory requirements? We concluded that the answer to this question was “no” since there were no legal regulatory requirements which necessitated or were impacted by the change.

7.	Does the misstatement affect compliance with loan covenants or contractual requirements? We concluded that the answer to this question was “no” since the

United States Securities and Exchange Commission

May 12, 2011

misstatement did not affect any compliance with loan covenants of contractual requirements.

8.	Did the misstatement have the effect of increasing management compensation? We concluded that the answer to this question was “no” since the misstatement did not impact in any manner management compensation.

9.	Did the misstatement involve concealment of an unlawful transaction? We concluded that the answer to this question was “no” since the misstatement did not conceal any unlawful transaction.

Therefore, while the quantitative amount of the correction was significant on an absolute basis to the Company’s previously reported net loss and net loss per common share for the nine months ended September 30, 2010, the weight of the above qualitative factors led management to conclude that the misstatement should not be considered material in the context of rendering our previously issued interim financial statements for the nine months ended September 30, 2010 to be unreliable. Therefore, we do not believe a reasonable person would have formed a different conclusion regarding an investment in the Company.

*        *        *         *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 8-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

May 12, 2011

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (412) 329-7275 ext 102.

Sincerely,

Heckmann Corporation

By:	/s/ Damian C. Georgino
Name:	Damian C. Georgino
Its:	Executive Vice President – Corporate Development, and Chief Legal Officer